Supplement filed pursuant to Rule 253(g)(2)

File No. 024-10736

SUPPLEMENT DATED APRIL 5, 2018

TO OFFERING CIRCULAR DATED OCTOBER 20, 2017

HYLETE, Inc.

This document supplements, and should be read in conjunction with, the Offering Circular dated October 20, 2017 of HYLETE, Inc. (the “Company”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to

•	Announce that that the company is offering new perks in connection with the offering; and
•	Announce the Company’s intention to terminate the offering described in the Offering Circular on June 15, 2018, as qualified by reference to the description of the Company’s intentions below.

The following information updates and replaces in its entirety the information in the section titled “Plan of Distribution – Investor Perks” on page 33 of the Offering Circular:

Investor Perks

All investors will automatically receive a special investor customer account on www.hylete.com. In addition, investor accounts will receive

•	50% off retail value of all regular priced apparel, footwear, and gear;
•	10% off all clearance-priced items;
•	exclusive HYLETE Project and pre-order prices below those published on www.hylete.com;
•	free shipping on all orders within the continental United States; and
•	a store credit equal to 10% of the total amount of their investment. For example, an investor investing $1,000 will receive a store credit for $100 for use on www.hylete.com (a $200 retail value when used with the investor account).
•	Investors who invest a minimum of $500 in this offering prior to June 15, 2018, will also receive one free pair of Circuit Cross-Training shoes of their choice from available inventories or advertised pre-order versions at the time of this offering. This perk will be retroactive for all investors in this offering who have not already redeemed an offer for a free pair of shoes.
•	Investors who invest a minimum of $1,000 in this offering prior to June 15, 2018, will also receive one free backpack or duffle bag of their choice from available inventories or advertised pre-order versions at the time of this offering. This perk is in addition to the free shoe offer. This perk will be retroactive for all investors in this offering.

Offering Termination Date

The Company intends to terminate the offering for its Class B Common Stock described in the Offering Circular. No further subscriptions will be accepted for the current offering after June 15, 2018 (the “Termination Date”). Subscriptions in the offering will be accepted up to that date, and processed as promptly as possible. None of the terms of the offering have been changed. In addition, as described in the Offering Circular, the Company retains the right to continue the offering beyond the Termination Date, in its sole discretion.